

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Via E-mail
Robert Hussey
Chief Executive Officer
Augme Technologies, Inc.
350 7th Avenue, 2nd Floor
New York, NY 10001

> **Re:** **Augme Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended February 29, 2012**
> **Filed May 8, 2012**
> **File No. 333-57818**

Dear Mr. Hussey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Legal Proceedings, page 15

1. For all your pending legal proceedings, please include a brief summary of the material facts underlying the proceedings in future filings. For example, the disclosure should be clear as to who is suing whom; whether equitable or monetary relief is being sought; and how the infringement relates to the operations of the company's business.

Management's Discussion and Analysis of Financial Condition…, page 21

Trends, Events and Uncertainties, page 22

2. In your future filings, please discuss uncertainties raised by your patent enforcement strategy. For example, please discuss the potential impact on the net carrying value of your patents if you receive an unfavorable ruling in a patent enforcement case.

3. In your future filings, please discuss the challenges to monetizing mobile users through mobile marketing and advertising.

<u>Liquidity and Capital Resources, page 24</u>

4. We note that cash used in operating activities was $14.7 million in 2012. In your future filings, please provide more detailed disclosure about your cash needs and funding sources for the next 12 months. Include within the discussion of your cash needs your anticipated capital expenditures, patent defense costs, payments due under capital leases and product development expenses. Also please discuss how sales of securities under your registration statement on Form S-3 and issuance of securities to satisfy your obligations under your earn-out may constrain your ability to raise additional funding in the future because of dilution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Clair DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director